Exhibit 4.9

Form of Service Agreement for Specified Executives

DATED [Date]

SERVICE AGREEMENT

between

[Employee]

and

BHP Billiton [Limited/Plc]

Note: this Form of Service Agreement for Specified Executives is a template document. The application of the terms contained in this Form differs for each Specified Executive. Terms marked “[*]” denote matters on which there are material differences between the relevant terms of the Specified Executives’ contracts, which differences are summarised in Item 6 of BHP Billiton’s Form 20F to which this Form of Agreement is exhibited.

This Agreement is made on [date].

Between

(1)	BHP Billiton [Limited/Plc] of [address] (the “Company”)

and

(2)	[Employee name] of [address] (the “Employee”).

This Agreement records the terms on which the Employee will be employed by the Company.

1	INTERPRETATION

1.1	In this Agreement (and any schedules to it):

“Employment” means the employment of the Employee by the Company which is currently governed by this Agreement;

“Group” means the group of companies constituted by:

(a)	BHP Billiton Limited and BHP Billiton Plc;

(b)	any body corporate controlled jointly or separately by the companies in (a);

(c)	any body corporate controlled by the body corporate referred to in (b),

where one body corporate controls another when at the relevant time it owns either directly or indirectly not less than 50% of the shares entitled to vote at general meetings of that other body corporate;

“Group Company” means a member of the Group and “Group Companies” will be interpreted accordingly; and

“Termination Date” means the date on which the Employment is terminated; and

1.2	References to any statutory provisions include any modifications or re-enactments of those provisions.

2	Term of Employment

2.1	The Employee’s Employment under this Agreement will commence on [start date], at the latest.

2.2	Subject to clauses 2.3, 2.4 and 11 the Employment shall continue until terminated by either party with not less than [*] months’ written notice from the Company and [*] months’ written notice from the Employee.

2.3	The Company may at its sole and absolute discretion make a payment in lieu of notice under clause 2.2 (or part of any such notice) to the Employee in an amount equal to [*] in which case the Company will procure and ensure that the Employee is treated by a “defined benefit” superannuation or retirement fund of which the Employee is a member as a consequence of the Employment, as if the benefits to which the Employee becomes entitled to receive from the fund upon termination of employment were calculated as if the Employee had remained employed by the Company until the [end of the notice period] and by reference to the rules of the fund in force on the date on which the notice of termination was given.

2.4	If the Employee gives notice of his resignation under clause 2.2, the Company will be entitled (instead of retaining the Employee in its services for part or all of the period of notice), to terminate the Employment and:

(a)	make the payments which it would have been required to make under clause 5 if the Employee had worked for the full period of the notice; and

(b)	procure and ensure that the Employee is treated by a “defined benefit” superannuation or retirement fund of which the Employee is a member as a consequence of the Employment, as if the benefits to which the Employee becomes entitled to receive from the fund upon termination of employment were calculated as if the Employee had remained employed by the Company until the [end of the notice period] and by reference to the rules of the fund in force on the date on which the notice of termination was given.

2.5	If the Employee’s employment is terminated for any reason, the Company must pay to the Employee:

(a)	all remuneration and benefits payable up to and including the Termination Date and any amount due for accrued holiday pay and pro rata holiday pay for an incomplete year; and

(b)	any other amount to which the Employee is entitled (including any out of pocket expenses for which he is entitled to be reimbursed under the Agreement) up to and including the Termination Date.

2.6	Upon termination of the Employment for any reason, the Employee must immediately and without claim for any compensation, resign from office as a director of all Group Companies and of any other entity to which he has been nominated or appointed by BHP Billiton Limited or BHP Limited Plc.

3	Duties of the Employee

The Employee will serve as [position title] of the Group with responsibility for such operations as may be determined from time to time.

4	LOCATION

4.1	The Employee’s normal place of work shall be at [Limited : Melbourne/ Plc: London], or in such other location as may be reasonably required by the Company and mutually agreed between the Company and the Employee from time to time. However, the Employee shall travel to such places as the Company (or any Group Company for which the Employee performs duties) may require.

5	SALARY AND BENEFITS

5.1	The Company will pay the Employee an annual base salary of [*] subject to all deductions required by law. The Employee’s annual salary will be reviewed on an annual basis by the Company on or around 1 July without any obligation on the Company to award an increase. The Employee’s first review date will be 1 July [year].

5.2	[Refer to at risk remuneration details for Specified Executives set out in Item 6 of BHP Billiton Form 20F to which this Form of Service Agreement is exhibited].

5.3	[Refer to retirement benefit details for Specified Executives set out in Item 6 of BHP Billiton Form 20F to which this Form of Service Agreement is exhibited].

5.4	In respect of all duties to the Group, the Employee is entitled to [applicable legal entitlement] working days’ paid holiday in each calendar year of the Employment, to be taken at times approved in accordance with normal practice. Holiday entitlement will accrue from day to day. On the termination of the Employment, if the Employee has taken more or less than the accrued holiday entitlement in that year, an adjustment will be made by way of addition to or reduction from the Employee’s final pay.

5.5	The Employee shall be entitled to Long Service Leave which will accrue in accordance with the relevant legislation and awards. This is to be taken at times approved in accordance with normal practice for taking annual leave.

6	EXPENSES

6.1	The Company will refund to the Employee all reasonable expenses properly incurred by the Employee in performing the duties under this Agreement in accordance with the Company’s policies from time to time. This will include expenses relating to entertainment, subsistence and travelling. The Company may require the Employee to produce receipts or other documents as proof that the expenses have been incurred.

7	INTELLECTUAL PROPERTY

7.1	The Employee assigns to the Company all intellectual property rights which would otherwise vest in the Employee in respect of any invention, design, work or other subject matter which is invented, authored or created by the Employee during the Employment and which is:

(a)	invented, authored or created in the course of the Employee’s duties as an employee of the Company or duties to any Group Company;

(b)	in any way relevant to the Group’s options or fields of business; or

(c)	created or developed in whole or in part using the Group’s facilities or equipment.

8	CONFIDENTIALITY

8.1	In this Agreement, “trade secrets or confidential information” includes information acquired during or in the course of the Employment or under any preceding contract with a Group Company. Such information includes financial, marketing and strategic information; procedures, techniques and methods; calculations, manuals, trade secrets, formulas and computer software; reports and analyses; human resources information including remuneration details; research or development information; information over which intellectual property rights are held; and anything marked “confidential”; or otherwise known by the Employee to be regarded by the Company or a Group Company to be confidential. It does not include information which has come into the public domain otherwise than by breach of this Agreement.

8.2	Without prejudice to the common law duties which the Employee owes to the Company, the Employee agrees not to use or disclose to any person any of the Company’s trade secrets or confidential information, except in the proper performance of the Employee’s duties. This restriction will continue to apply after the termination of the Employment without limit in time. The Employee will use best endeavours to prevent the unauthorised use or disclosure of such trade secrets and confidential information.

8.3	In the course of the Employment, the Employee is likely to obtain trade secrets and confidential information belonging or relating to other Group Companies and other persons. The Employee will treat such information as if it falls within the terms of clause 8.2 and clause 8.2 will apply with any necessary amendments to such information. If requested to do so by the Company, the Employee will enter into an agreement with other Group Companies and any other persons in the same terms as clause 8.2 with any amendments necessary to give effect to this provision.

9	RESTRICTIONS AFTER TERMINATION OF EMPLOYMENT

9.1	In this Agreement:

“Person” means any person, firm, company or organisation;

“Restricted Business” means any business of the Company or any other Group Company being carried out or proposed to be carried out by such company at the Termination Date, in which the Employee was personally and directly concerned at any time during the last 12 months of the Employment;

“Restricted Employee” is an employee of a member of the Group:

(a)	whose responsibilities include reporting directly to the Chief Executive Officer of BHP Billiton (“CEO Direct Report”) as notified to the Employee by the Vice-President Human Resources or his or her delegate;

(b)	whose responsibilities include reporting directly to any CEO Direct Report; or

(c)	who, as at the date of termination of the Employee’s employment or in the 12 months preceding that date, occupies or occupied a CEO Role within the Group or is or was a Level 1 or Level 2 Successor to a CEO Role as shown in a succession planning chart maintained by the Vice-President Human Resources or his or her delegate and notified as such to the Employee;

“Relevant Capacity” means the person acting as a partner, director, consultant, adviser, financier, shareholder, representative, employee, or agent on account of himself or herself or any other Person; and

“Restricted Period” means the period of six months commencing on the earlier of the:

(a)	Termination Date; or

(b)	if during the period immediately before the Termination Date, the Employee had been required to take leave under clause 10, the beginning of such leave;

provided that in no circumstance shall the Restricted Period end after the date on which the period of notice under the Company’s or Employee’s notice of termination given under clause.

9.2	The Employee is likely to obtain trade secrets and confidential information of the Group and personal knowledge of and influence over customers and employees of the Group during the course of the Employment. To protect those interests of the Group, the Employee agrees with the Company to be bound by the following covenants:

9.2.1	During the Restricted Period, the Employee will not be employed or engaged in, or carry on for the Employee’s own account or for any other Person, whether directly or indirectly, in any Relevant Capacity, any business which is or is about to be in competition with any Restricted Business of the Company or any other Group Company.

9.2.2	During the Restricted Period the Employee will not (either on the Employee’s own behalf or for or with any other Person, whether directly or indirectly in any Relevant Capacity) deal with or otherwise accept, in competition with any Restricted Business of the Company or any Group Company, the custom of any Customer and in respect of which Customer the Employee (at any time during the last 12 months of the Employment) either (a) had access to confidential information, or (b) had dealings or with whose custom or business the Employee was directly and personally concerned.

9.2.3	During the Restricted Period the Employee will not (either on the Employee’s own behalf or for or with any other person, whether directly or indirectly, in any Relevant Capacity) entice or try to entice away from the Company or any other Group Company any Restricted Employee.

9.3	Following the Termination Date, the Employee will not make representations as continuing to be in any way connected with the businesses of the Company or of any other Group Company (except to the extent agreed by such Group Company).

9.4	The restraints in clause 9.2 do not prohibit the Employee investing in:

(a)	securities of a corporation which does not carry on business similar to, or in competition with the any Group Company;

(b)	up to 5% of the securities of any corporation if those securities are quoted on a stock exchange; or

(c)	an investment fund or superannuation fund, provided that neither the fund nor its investment manager (if any) is controlled by the Employee and none of the Employee nor the Employee’s associates participates directly or indirectly in the decision – making by the fund (or by any trustee of it), or has the right to direct the fund (or any trustee of it) to acquire or dispose of particular securities or assets.

10	GARDEN LEAVE

10.1	The Employee may be required by the Company at any time (including but not limited to, during any notice period under clauses 2.2 and/or 2.3 or for the purpose of investigating any matter in which the Employee is implicated or involved) in its absolute discretion not to perform any duties for the Company or any Group Company or to perform only such duties, specific projects or tasks as are assigned to the Employee expressly by the Company, in any case for such period or periods and at such place or places (including, without limitation, the Employee’s home) as the Company in its absolute discretion deems necessary (“the Garden Leave”).

10.2	During the Garden Leave, the Employee will be entitled to receive salary and all contractual benefits in accordance with the terms of this Agreement.

11 TERMINATION BY THE COMPANY FOR CAUSE

11.1	The Company may terminate the Employment immediately by written notice if the Employee:

11.1.1	becomes bankrupt or make an arrangement or composition with his creditors;

11.1.2	wilfully commits any breach of duty owed to BHP Billiton including under the Service Contract; or

11.1.3	commits any act of fraud, dishonesty or other serious misconduct.

11.2	Except as provided in clause 2.5, the Employee will not be entitled to any compensation if the Employment is terminated under clause 11.1.

12	RETURN OF COMPANY PROPERTY

12.1	When the Employment terminates the Employee will immediately return to the Company:

12.1.1	all documents and other materials (whether originals or copies) made or compiled by or delivered to or obtained by the Employee during the Employment and concerning any of the Group Companies (including but not limited to materials relating to its employees, suppliers and customers). The Employee will not retain any copies of any materials or other information except where otherwise agreed in writing; and

12.1.2	all other property belonging or relating to any of the Group Companies which is in the possession or under the control of the Employee.

13	MISCELLANEOUS

13.1	This Agreement supersedes the terms of any prior agreement between the parties that pertain to the termination of the Employment and that the Employee’s entitlements set out in this Agreement are intended to be an exhaustive statement of the Employee’s entitlements in respect of each circumstance of termination, except for any rights which he has or may have under the rules of the Group Incentive Scheme or any other plans in which the Employee is participating at the time of termination) as it applies to him at the Termination Date.

Signed for and on behalf of

BHP Billiton [Limited/Plc] and Employee